Exhibit 99.1

MATERIAL CHANGE REPORT

1.	Name and Address of Reporting Issuer:

Canetic Resources Trust ("Canetic")
Suite 2200, 425-1st Street S.W.
Calgary, Alberta T2P 3L8

2.	Date of Material Change:

January 11, 2008

3.	News Release:

A press release was issued by Canetic on January 11, 2008 and disseminated through the facilities of Canada Newswire and would have been received by the securities commissions where Canetic is a reporting issuer in the normal course of its dissemination.

4.	Summary of Material Change:

On January 11, 2008 Penn West Energy Trust ("Penn West") and Canetic completed a plan of arrangement (the "Arrangement") resulting in Penn West's acquisition of Canetic. At a special meeting of holders of trust units of Canetic ("Canetic Unitholders") held in Calgary, Alberta on January 9, 2008, 92.1 percent of the votes cast were in favour of the Arrangement.

5.	Full Description of Material Change:

5.1 Full Description of Material Change:

On January 11, 2008 Penn West and Canetic completed the Arrangement resulting in Penn West's acquisition of Canetic. At a special meeting of Canetic Unitholders held in Calgary, Alberta on January 9, 2008, 92.1 percent of the votes cast were in favour of the Arrangement.

Under the Arrangement, Canetic Unitholders received 0.515 of a Penn West trust unit for each Canetic trust unit exchanged. The first distribution that former Canetic Unitholders will be eligible to receive from Penn West will be the distribution payable on or about February 15, 2008 to Penn West unitholders of record on January 31, 2008. Canetic Unitholders of record at the close of business on January 10, 2008 also received a special one-time distribution of CDN $0.09 per Canetic trust unit.  The special distribution, together with the distributions payable on the Penn West trust units (assuming no changes to the distribution policies of Penn West in effect on January 11, 2008), will effectively maintain the equivalent of Canetic's pre-Arrangement monthly cash distributions to Canetic Unitholders for six months following completion of the Arrangement, taking into account the trust unit exchange ratio and the pre-Arrangement monthly distribution levels of Penn West and Canetic. The special distribution was paid on or about January 17, 2008.

As a result of the Arrangement, the Canetic trust units were de-listed from the Toronto Stock Exchange ("TSX") and the New York Stock Exchange (the "NYSE"). Trust units of Penn West continue to trade on the TSX under the symbol "PWT.UN" and on the NYSE under the symbol "PWE".

Furthermore, under the Arrangement Penn West assumed all of the covenants and obligations of Canetic in respect of the four separate classes of outstanding Canetic convertible debentures ("Canetic Debentures"). Holders of Canetic Debentures are entitled to receive 0.515 of a Penn West trust unit in lieu of each Canetic trust unit that the holder was previously entitled to receive on conversion. The revised conversion prices for the Canetic Debentures are as follows: (i) Canetic 6.5 percent debentures issued May 26, 2005 - $36.8155 per Penn West trust unit (27.1625 Penn West trust units per $1,000 principal amount); (ii) Canetic 6.5 percent debentures issued August 24, 2006 - $51.5534 per Penn West trust unit (19.3974 Penn West trust units per $1,000 principal amount); (iii) Canetic 8.0 percent debentures issued June 15, 2004 - $30.2136 per Penn West trust unit (33.0977 Penn West trust units per $1,000 principal amount); and (iv) Canetic 9.4 percent debentures issued July 3, 2003 - $31.1068 per Penn West trust unit (32.1473 Penn West trust units per $1,000 principal amount). The Canetic Debentures have been de-listed from the TSX and now trade as Penn West debentures on the TSX as PWT.DB.A in respect of the 9.4 percent July 2003 series, PWT.DB.B in respect of the 8.0 percent June 2004 series, PWT.DB.D in respect of the 6.5 percent May 2005 series and PWT.DB.F in respect of the 6.5 percent August 2006 series.

5.2 Disclosure for Restructuring Transactions:

Not Applicable.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable.

7.	Omitted Information:

Not Applicable.

8.	Executive Officer:

Brian D. Evans, Senior Vice President, General Counsel and Corporate Secretary of Penn West Petroleum Ltd., the administrator of Canetic
Telephone:  (403) 539-5908
Facsimile:  (403) 539-5980

9.	Date of Report

January 18, 2008